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                             June 8, 2023

       Jing Tang
       Chief Financial Officer
       Able View Global Inc.
       Room 1803, Shanghai International Building
       511 Weihai Road, Jing   an District
       Shanghai
       China

                                                        Re: Able View Global
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form F-4
                                                            Filed May 31, 2023
                                                            File No. 333-270675

       Dear Jing Tang:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 18, 2023 letter.

       Amendment No. 2 to Registration Statement on Form F-4 Filed May 31, 2023

       The NTA Requirement Amendment Proposal, page 155

   1. We note your revisions to include an amendment to the charter to remove the requirement to maintain
US$5,000,001 in net tangible assets. Revise to clarify whether the parties have waived the related
condition to the closing of the Business Combination that is also dependent upon having
at least US$5,000,001 in net tangible assets as of the
                                                        Closing. Also, revise
your risk factor disclosure to discuss the risk that Pubco Ordinary
                                                        Shares may not be
approved for initial listing on NASDAQ, in light of your dependence
 Jing Tang
Able View Global Inc.
June 8, 2023
Page 2
      upon this status to avoid a "penny stock" determination, and discuss the consequences of such outcome.
       You may contact Suying Li at 202-551-3335 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264 with any other questions.



                                                          Sincerely,
FirstName LastNameJing Tang
                                                          Division of
Corporation Finance
Comapany NameAble View Global Inc.
                                                          Office of Trade &
Services
June 8, 2023 Page 2
cc:       Elizabeth Chen
FirstName LastName